UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
(Full title of the plan)
MONRO MUFFLER BRAKE, INC.
200 HOLLEDER PARKWAY
ROCHESTER, NY 14615
(Name of issuer of the securities held pursuant to the
plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of March 31, 2008 and 2007	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended March 31, 2008	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule of Assets (Held at End of Year) (Schedule H, Part IV(1)) — March 31, 2008	12

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	13

Exhibit Index	14

Exhibit 23.1 Consent of Independent Accountants	15

Exhibit 23.2 Consent of Independent Accountants	16
EX-23.1
EX-23.2

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Monro Muffler Brake, Inc. Profit Sharing Plan
We have audited the accompanying statement of net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of and for the year ended March 31, 2008, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended March 31, 2008 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Freed Maxick & Battaglia, CPAs, PC
Buffalo, New York
September 29, 2008

INDEPENDENT AUDITORS’ REPORT
The Participants and Administrator of
Monro Muffler Brake, Inc. Profit Sharing Plan
We have audited the accompanying statement of net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s net assets available for plan benefits as of March 31, 2007 were conducted for the purpose of forming an opinion on the financial statements taken as a whole.
/s/ Davie Kaplan, CPA, P.C.
Rochester, NY
August 20, 2007

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	March 31,
	2008	2007
Assets

Investments at market value
Cash and cash equivalents	$1,082,177	$678,083
Shares of registered investment companies	23,942,505	25,236,269
Employer securities	873,118	1,188,167
Participant loans	1,151,492	1,134,534

Total investments at market value	27,049,292	28,237,053

Receivables:
Employer’s contributions	174,421	159,709
Participants’ contributions	78,786	151,828

Total receivables	253,207	311,537

Total assets	27,302,499	28,548,590

Liabilities

Accrued expenses	69,969	59,238

Net assets available for plan benefits	$27,232,530	$28,489,352

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended March 31,
2008
Additions to net assets attributed to:

Contributions:
Employer	$657,939
Participant	2,227,979
Rollover	336,515

Total contributions	3,222,433

Investment Income:
Net increase (decrease) in fair value of investments:
Shares of registered investment companies	(2,607,905)
Employer securities	334,970

(2,272,935)
Dividend income	777,073
Interest income	92,001

Total investment income	(1,403,861)

Total additions	1,818,572

Deductions from net assets attributed to:

Benefits paid to participants	3,029,075
Administrative expenses	46,319

Total deductions	3,075,394

Decrease in net assets available for benefits	(1,256,822)

Net assets available for plan benefits:

Beginning of year	28,489,352

End of year	$27,232,530

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN:
The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.
General
Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.
On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.
The Plan was restated in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-17 (EGTRRA). The legal effective date of this restatement is April 1, 2007.
Participation
Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.
Participants’ contributions are matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation.
Participants must complete 1,000 hours of service in order to be eligible to receive the employer match. Participants must also be employed at the end of the Plan quarter in which they are to receive an employer match.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2008 and 2007, the Company did not make a “Profit Sharing Contribution.”
Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s profit sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.
Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions amounted to approximately $33,000 and $17,000 for the years ended March 31, 2008 and 2007, respectively. At March 31, 2008 and 2007, remaining forfeitures available to offset future contributions were approximately $17,000 and $18,000, respectively.
Participant Loans
Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, or up to ten years for purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Loans of approximately $657,000 and $650,000 were granted during the years ended March 31, 2008 and 2007, respectively.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Administration
The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The trustee and custodian of the Plan’s assets is State Street Bank and Trust Company. The investment manager of the Plan is Diversified Investment Advisors.
Administrative Expenses
Plan expenses are primarily paid by the Plan.
Benefit Payments
Benefits are recorded when paid.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.
Investment Valuation and Income Recognition
Plan assets are reported at fair market value measured by quoted prices or at the original principal amount plus interest earned to date. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Employer securities are valued based upon quoted market prices.
Participant loans are valued at their outstanding balances, which approximates fair value.
The Plan presents, in the Statement of Changes in Net Assets, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation of those investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of March 31, 2008, the Plan does not believe the adoption of SFAS No. 157 will materially impact the amounts reported in the financial statements.
NOTE 3 — INVESTMENTS:
The following table presents individual investments that represent five percent or more of the Plan’s net assets available for benefits:

	March 31,
	2008	2007
Stock Index	2,162,754	2,461,151
Intermediate Horizon SAF *	3,638,851	3,890,433
Intermediate/Long Horizon SAF *	3,063,963	3,219,709
Long Horizon SAF *	5,204,567	5,317,837
Value & Income	**	1,692,343
Special Equity	**	1,484,123
International Equity	1,791,749	1,890,639

*	SAF — Strategic Allocation Fund

**	Amount did not meet 5% threshold and is disclosed for comparative purposes only

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS:
Plan investments are shares of registered investment companies managed by Diversified Investment Managers (Diversified). Diversified is the third party administrator and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional expenses amounted to $46,319 and $39,649 for the years ended March 31, 2008 and 2007, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro Muffler Brake, Inc. (Monro) is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment income from investments sponsored by Monro amounted to $334,970 and $54,469 for the years ended March 31, 2008 and 2007, respectively. Investment (loss)/income from investments sponsored by participant loans and Diversified amounted to ($1,738,831) and $1,922,048 for the years ended March 31, 2008 and 2007, respectively.
NOTE 5 — FEDERAL INCOME TAX STATUS:
The Plan administrator has obtained a favorable determination letter dated February 19, 2003 from the Internal Revenue Service, which qualified the Plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has since been restated and a new determination letter has been applied for with the Internal Revenue Service. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN
Form 5500, Schedule H, Part IV, Question 4I — Schedule of Assets (Held at End of Year)
EIN # 16-0838627, Plan #001
March 31, 2008

	(b)
	Identity of Issuer,		(d)
	Borrower, Lessor or	(c)	Fair Market
(a)	Similar Party	Description of Investment	Value
	State Street Bank & Trust Company	Cash Reserve Account	$17,083

*	Diversified Investment	Money Market Fund	1,065,094

*	Diversified Investment	High Quality Bond Fund	795,993

*	Diversified Investment	Core Bond Fund	811,483

*	Diversified Investment	Stock Index Fund	2,162,754

*	Diversified Investment	Value & Income Fund	1,361,209

*	Diversified Investment	Growth & Income Fund	1,142,002

*	Diversified Investment	Equity Growth Fund	1,134,486

*	Diversified Investment	Special Equity Fund	1,214,047

*	Diversified Investment	International Equity Fund	1,791,749

*	Diversified Investment	Short Horizon SAF	703,782

*	Diversified Investment	Intermediate Horizon SAF	3,638,851

*	Diversified Investment	Intermediate/Long Horizon SAF	3,063,963

*	Diversified Investment	Short/Intermediate SAF	917,619

*	Diversified Investment	Long Horizon SAF	5,204,567

*	Diversified Investment	Monro Stock Fund	873,118

*	Monro Muffler Brake, Inc.	Participant Loans	1,151,492
	Profit Sharing Plan	(Interest rates range between 5.00% to 9.25%)

			$27,049,292

*	Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Monro Muffler Brake, Inc.
AS ADMINISTRATOR OF
Monro Muffler Brake, Inc.
Profit Sharing Plan

DATE: September 29, 2008	By	/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President — Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick & Battaglia, CPAs, PC, dated September 29, 2008.

23.2	Consent of Davie Kaplan, CPA, P.C. dated September 25, 2008.